Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports net income of $0.34 per share in Q2 2021 and increases quarterly dividend by 43% to $0.10 per common share
Vancouver, B.C. - August 10, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended June 30, 2021 ("Q2 2021"). Pan American's unaudited condensed interim consolidated financial statements ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2021, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“Strong mine operating earnings of $103 million and strong operating cash flow in Q2 have further improved our financial position. Together with the sale of non-core assets, our cash and short-term investments increased by $34 million in Q2," said Michael Steinmann, President and Chief Executive Officer. "We expect cash flows to further improve in the second half of the year, with the anticipated rise in throughput rates at La Colorada along with the normalization of inventory levels that were built up during the first half of 2021. Based on our strong financial position and our expectation for improving free cash flow over the remainder of the year, we are increasing the quarterly dividend to $0.10 per common share. This marks the third dividend hike in the past 18 months."
Added Mr. Steinmann: "At La Colorada, we have now restored ventilation in the high-grade area of the mine, allowing underground development and throughput to ramp up over the coming months, together with an improvement in grades."

Q2 2021 Highlights:
•Consolidated silver production was 4.5 million ounces, primarily impacted by reduced production at La Colorada due to ventilation constraints. In July 2021, the Company successfully cleared the blockage that formed during the Q1 2021 commissioning of the surface to 345 metre level primary ventilation raise, which relieves the ventilation-driven constraints that have impacted development and mining rates at La Colorada. Mine development is now underway to enable throughput rates to increase and mine sequencing into higher grades, with production anticipated to rise through the remainder of 2021. Q2 2021 silver production was also impacted by the expected transition in mine sequencing into higher gold grades and lower silver grades as well as the timing of leach kinetics and heap sequencing at Dolores, and COVID-19 related protocols limiting workforce deployment levels. The Company is reaffirming its annual silver production forecast for 2021 of 20.5 to 22.0 million ounces.
•Consolidated gold production of 142.3 thousand ounces benefited from mine sequencing into higher grades at Dolores and La Arena. A buildup of 23.8 thousand ounces of in-heap inventory occurred at Dolores and Shahuindo, the majority of which is expected to be recognized as production in the second half of 2021. The Company is reaffirming its annual gold production forecast for 2021 of 605.0 to 655.1 thousand ounces.
•Revenue of $382.1 million was impacted by the following factors: (i) delays in revenue recognition for the La Colorada concentrate stockpiled in Q1 2021 due to shipping schedules; (ii) a ramp-up in production toward the end of Q2 2021 at the Company's open pit gold mines that was not recorded in dore sales due to timing; and (iii) a build-up of in-heap gold inventories from the timing of leach kinetics at Dolores and Shahuindo. These issues are transitory and are expected to result in higher revenue and cash flows over the remainder of 2021.
•Net income was $71.2 million ($0.34 basic income per share), driven largely by strong mine operating earnings of $103.0 million.
•Adjusted income was $46.6 million ($0.22 basic adjusted income per share). In addition to removing the $10.6 million of investment income, mostly related to the Company’s interest in New Pacific Metals Corp.,

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

the other primary adjustments were removal of a $4.1 million gain on the sale of assets and removal of $5.2 million in income for the effect of foreign exchange on taxes.
•Net cash generated from operations of $87.1 million includes $37.0 million use of cash from working capital changes, driven mainly by the inventory build noted above. Concentrate and dore inventories increased by $45.1 million during the first half of 2021, which are expected to normalize and be a source of cash flow during the second half of 2021. In addition, heap leach inventories increased by $47.0 million during the first half of 2021.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce were $12.71 and $16.36, respectively. Silver Segment Cash Costs reflect lower gold by-product credits from the move of Dolores into the Gold Segment in 2021, an increase in treatment and refining charges due to increased contribution from concentrate mines, and an increase in royalties, primarily at San Vicente. Silver Segment AISC included $4.19 per ounce of sustaining capital, impacted by spending on the critical ventilation work at La Colorada. Additionally, both Cash Costs and AISC were impacted by costs associated with COVID-19 protocols, and inflationary pressures on energy, wages and consumables.
•Gold Segment Cash Costs and AISC per gold ounce were $857 and $1,163, respectively. Gold Segment Cash Costs benefited from the move of Dolores to the Gold Segment and the current mine sequencing at La Arena resulting in higher mining rates and grades. Cash Costs were negatively impacted by geotechnical conditions at Bell Creek preventing access to higher grade zones and increased waste mining rates at Shahuindo. Gold Segment AISC included $324 per ounce of sustaining capital, reflecting an increase in spending as the Company catches up on projects deferred due to COVID-19. Additionally, both Cash Costs and AISC were impacted by costs associated with COVID-19 protocols, strengthening of the Canadian dollar, and inflationary pressures on energy, wages and consumables.
•Consolidated AISC, including gold by-product credits from the Gold Segment mines, were $1.42 per silver ounce sold.
•Capital expenditures of $66.0 million were comprised of $53.2 million of sustaining capital and $12.8 million of non-sustaining capital. The majority of non-sustaining capital was directed to project capital for exploration drilling activities at the La Colorada skarn project and the Wetmore project at Timmins.
•Pan American realized cash proceeds of $14.0 million from the sale of a portfolio of royalties and the receipt of non-refundable deposits for the sale of the Waterloo exploration stage asset. The sale of Waterloo closed in early July, and the $22.7 million in cash received has been recorded in the third quarter of 2021. The Company retained a 2% Net Smelter Royalty on any future production from the Waterloo asset.
•At June 30, 2021, Pan American had cash and short-term investment balances of $240.4 million, working capital of $603.1 million, and $500.0 million available on its revolving credit facility (the "Credit Facility"). In addition, the Company has an equity investment in Maverix Metals Inc. that was valued at $140.0 million based on the June 30, 2021 closing share price of $5.39 on the New York Stock Exchange. Total debt of $47.7 million was related to equipment leases and construction loans.
•The Company recently entered into an amendment agreement to amend and extend its Credit Facility into a $500 million sustainability-linked revolving credit facility (the “Sustainability-Linked Loan”). The 4-year, Sustainability-Linked Loan features a pricing mechanism that allows for adjustments on drawn and undrawn balances based on third-party sustainability performance ratings, which aligns the Company’s Environmental, Social and Governance ("ESG") performance to its cost of capital, thereby demonstrating its commitment to ESG practices and responsibilities. The Sustainability-Linked Loan remains fully undrawn.
•The Board of Directors has approved an increase in the cash dividend from $0.07 to $0.10 per common share, or approximately $21.0 million in aggregate cash dividends, payable on or about September 3, 2021, to holders of record of Pan American’s common shares as of the close on August 23, 2021.

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Pan American is reaffirming its Guidance for 2021 annual metal production, cash costs and AISC, as revised on May 12, 2021. The guidance incorporates the impact of comprehensive COVID-19 protocols, which increase costs and restrict throughput levels, especially at our underground mines. Estimates for capital project expenditures also reflect the deferral of some spending from 2020 into 2021. Inflation driven increases in energy, wages and consumables are within guidance assumptions. See the "2021 Guidance" section of this news release for further details, and the Company's MD&A for the three and six months ended June 30, 2021.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
	June 30, 2021	December 31, 2020
Weighted average shares during period (millions)	210.3	210.1
Shares outstanding end of period (millions)	210.3	210.3

	Three months ended June 30,
	2021	2020
FINANCIAL
Revenue	$382,132	$249,509
Mine operating earnings	$103,048	$48,386
Net income	$71,241	$19,412
Basic income per share(1)	$0.34	$0.10
Adjusted income(2)	$46,625	$11,093
Basic adjusted income per share(1)	$0.22	$0.05
Net cash generated from operating activities	$87,143	$62,750
Net cash generated from operating activities before changes in working capital(2)	$124,158	$31,479
Sustaining capital expenditures(2)	$53,225	$23,479
Non-sustaining capital expenditures(2)	$12,799	$9,836
Cash dividend per share	$0.07	$0.05
PRODUCTION
Silver (thousand ounces)	4,484	2,791
Gold (thousand ounces)	142.3	96.6
Zinc (thousand tonnes)	12.4	4.3
Lead (thousand tonnes)	4.8	1.7
Copper (thousand tonnes)	2.1	0.3
CASH COSTS(2) ($/ounce)
Silver Segment(3)	12.71	6.23
Gold Segment(4)	857	905
AISC(2) ($/ounce)
Silver Segment(3)	16.36	12.54
Gold Segment(4)	1,163	1,015
Consolidated per silver ounce sold(5)	1.42	(3.14)
Consolidated before NRV inventory adjustments	3.21	(3.62)
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	26.88	16.58
Gold ($/ounce)	1,809	1,708
Zinc ($/tonne)	2,935	1,791
Lead ($/tonne)	2,151	1,643
Copper ($/tonne)	9,679	5,217
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)As of Q1 2021, Dolores was moved from the Silver Segment to the Gold Segment due to the expected mine sequencing into a higher gold zone of the mine. 2021 Silver Segment is comprised of the following operations: La Colorada, Huaron, Morococha, San Vicente and Manantial Espejo. The 2020 Silver Segment metrics include Dolores.
(4)2021 Gold Segment is comprised of the following operations: Dolores, Shahuindo, La Arena and Timmins. The 2020 Gold Segment metrics exclude Dolores.
(5)Consolidated per silver ounce sold is based on total silver ounces sold and are net of by-product credits, including gold revenues. Corporate general and administrative expense and exploration and project development expense are included in Consolidated AISC, but not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
La Colorada	1,099	801	0.7	0.6
Huaron	903	211	0.3	0.1
Morococha(1)	568	47	0.3	0.0
San Vicente(2)	601	265	0.1	0.0
Manantial Espejo	635	503	8.1	3.5
Dolores	612	915	43.3	17.7
Shahuindo	54	40	30.3	26.8
La Arena	9	5	23.7	13.7
Timmins	4	4	35.6	34.2
Total	4,484	2,791	142.3	96.6
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
La Colorada	4.52	7.13	12.42	12.56
Dolores(2)	-	2.23	-	12.95
Huaron	5.11	3.93	9.47	6.61
Morococha	11.35	12.90	15.42	17.42
San Vicente	19.76	2.61	21.06	4.52
Manantial Espejo	25.30	16.24	24.47	16.54
Silver Segment Consolidated(2)(3)	12.71	6.23	16.36	12.54
Dolores(2)	602	-	716	-
Shahuindo	762	632	1,160	747
La Arena	720	1,082	1,244	1,259
Timmins	1,352	1,092	1,676	1,171
Gold Segment Consolidated(2)(3)	857	905	1,163	1,015
Consolidated AISC per silver ounce sold(4)			1.42	(3.14)
Consolidated AISC before NRV inventory adjustments			3.21	(3.62)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended June 30, 2021 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2021 financial statements.
(2)Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q2 2020 would have been $923 and $1,133, respectively, and Silver Segment Cash Costs and AISC for Q2 2020 would have been $9.16 and $12.24, respectively.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(4)Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. Corporate general and administrative expense and exploration and project development expense are included in Consolidated AISC, but not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2021 GUIDANCE
The following tables provide management's guidance for 2021, as at August 10, 2021. Management is reaffirming its guidance for annual 2021 production, Cash Costs, AISC and capital expenditures, as revised on May 12, 2021. The guidance reflects Management's expectation that production will be weighted to the backend of 2021.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual Production Guidance

Silver – Moz	20.50 - 22.00
Gold – koz	605.0 - 655.1
Zinc – kt	55.5 - 60.5
Lead – kt	21.0 - 23.5
Copper – kt	8.5 - 9.0

Cash Costs and AISC Guidance

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total(3)	9.60 - 11.60	14.25 - 15.75
Gold Segment Total(3)	825 - 925	1,135 - 1,250
Consolidated Silver Basis(4)		(2.80) - 2.70
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume realized metal prices for H1 2021 and the following metal prices for the remainder of 2021: 24.00/oz for silver, $2,850/tonne ($1.28/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, $9,500/tonne ($4.20/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
(3)Corporate general and administrative expense, and exploration and project development expense are included in Consolidated Silver Basis AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(4)Consolidated Silver Basis AISC is calculated per silver ounce sold with gold revenues included in the by-product credits.

Capital Expenditures Guidance

(in millions of USD)
Sustaining Capital	230.0 - 245.0
Project Capital	55.0 - 60.0
Total Capital	285.0 - 305.0

Second Quarter 2021 Unaudited Results Conference Call and Webcast

Date:	August 11, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
The live webcast, presentation slides and the Q2 2021 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 27-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 17, 2021, filed at www.sedar.com, or the Company's most recent
Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits. The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other

PAN AMERICAN SILVER CORP.	7

Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, and estimates of current production levels including our estimated production of silver, gold and other metals forecasted for 2021, and our estimated Cash Costs, AISC and expenditures in 2021; estimated cash flows in the second half of the year; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the amount and timing of any future sales of inventory; the impact of completion of ventilation work at the La Colorada mine; the anticipated increase in development and throughput rates at the La Colorada mine, as well as the expected improvement in grades; expectations with respect to the future anticipated impact of COVID-19 on our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital and development projects, including the La Colorada skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; continuation of operations following shutdowns or reductions in production, if applicable, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks

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Q2 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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